EXHIBIT 99.1

2 018 FIRST QUARTER EARNINGS CONFERENCE CALL May 1, 2018 Investing in Our Networks

FORTIS INC. Investing in Our Networks Fortis includes "forward - looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "for war d - looking information". Forward - looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which include, without limitation: the Corporation's forecast capital expenditures for 2018 and for the period 2018 through 2022; the Corporation's forecast consolidated and segmented rate base for 2018 and for the period 2018 through 2022; the nature, timing, benefits and expected costs of certain capital projects including, wit hout limitation, the Wataynikaneyap Power Project; the ITC Multi - Value Regional Transmission Projects and 34.6 to 69 kV Conversion Project, UNS Energy flexible generation reciprocating engines investment and Gila River Generating Station Unit 2, FortisBC Lower Mainland System Upgrade, Eagle Mountain Woodfibre Gas Pipeline Project and Pipeline Integrity Management Program and additional opportunities beyond the base capital plan including LNG opportunities at FortisBC; targeted average annual dividend growth through 2022; the expectation that mark - to - market of natural gas hedges will be earnings neutral over the long term; the expectation that the Corporation will recoup lower - than - normal revenue from Fortis Turks and Caicos under its business interruption insurance; the impact of U.S. Tax Reform on the Corporation’s annual earnings per share; and the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions. Forward - looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information. Such risk factor s or assumptions include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings of the Corporation’s utilities and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; sufficient human re sou rces to deliver service and execute the capital program; the Board of Directors exercising its discretion to declare dividends, taking into account the b usi ness performance and financial conditions of the Corporation; risk associated with the impact of less favorable economic conditions on the Corporation’s results of operations; no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries; and currency exchange rates. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information. These factors should be considered carefully and undue reliance should not be placed on the forward - looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward - looking information in this presentation is given as of the date of this presentation and Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refers to mi d - year rate base. Forward - Looking Information 2

FORTIS INC. Investing in Our Networks Barry Perry President and CEO

First Quarter Reinforces the Strength of Fortis as a North American Utility Leader Development Opportunities: - Funding framework announced for Wataynikaneyap Power Project - Five - year capital plan increased $600 million to $15.1 billion Regulatory: - Central Hudson filed three - year rate case settlement in April 2018 covering the period July 2018 to June 2021 $323M R E P O R TED NET EARNINGS 9% OPERATING CASH FLOW INCREASE $685M IN CAPITAL EXPEND I T U R E S Capital Investments: - Focused on providing safe, reliable, affordable, cleaner energy solutions to customers - $3.2 billion capital forecast for 2018 on track FORTIS INC. Investing in Our Networks 4

Rate Base Growth Supports Dividend Guidance 2018 - 2022 Capital Expenditure Program of $15.1B Increases Rate Base to $33B by 2022 (1) US dollar - denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) US dollar - denominated rate base for 2017 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2018 to 2022 is based on a projected USD/CAD foreign exchange rate of $1.28. Holding foreign exchange constant, 5 - year and 3 - year rate base CAGRs would be 5.5% and 6.5%, respectively. (3) Includes 100% of the Waneta Hydroelectric Expansion, of which Fortis has a 51% controlling ownership interest and Fortis’ effective 49% of the rate base of the Wataynikaneyap Power Project. Capital Expenditures (1) (billions) $15.1B Five - Year Capital Plan 2018F 2019F 2020F 2021F Regulated - Independent Electric Transmission (ITC) $3.2 $3.0 $2.9 $3.0 $3.0 2021F 2022F Non - Regulated Energy Infrastructure $25.4 $26.8 $28.9 $30.4 $31.6 $33.0 Rate Base (2) (billions) 2022F 2017A 2018F 2019F 2020F (3) Regulated - U.S. Electric & Gas Regulated - Canadian & Caribbean Electric & Gas FORTIS INC. Investing in Our Networks 5

Estimated total capital project cost of $1.6B, with Fortis having a 49% ownership interest Fortis has revised its capital forecast to include ~$600M of capital expenditures (1) for 2019 - 2022, with the remaining portion forecast in 2023 Advancing the Wataynikaneyap Power Project Canada’s Largest First Nation’s - Led Infrastructure Project Partnership with First Nations to connect remote communities in Northern Ontario to the grid via 1,800 km of transmission line In March 2018, a funding framework was reached with Wataynikaneyap Power, the Government of Canada and the Government of Ontario Remaining Milestones • Obtain Leave to Construct from the OEB, expected in early 2019 • Completion of environmental assessments • Construction to begin once final approvals and receipt of permits are complete • Phase 1 construction completion targeted by the end of 2020 and Phase 2 targeted by the end of 2023 (1) The increase in capital forecast reflects Fortis’ effective 49% share of the estimated capital spending for the Wataynikaneyap Power Project. Under the funding framework, Fortis will be funding its equity component only. FORTIS INC. Investing in Our Networks 6

Opportunities Beyond the Base Capital Plan MECL & NP: Grid Modernization FortisOntario: Municipal Utility Consolidation ITC: Lake Erie Connector FortisBC: Tilbury, LNG & Gas Infrastructure Caribbean: Grid Modernization & Renewables UNS Energy: Renewables, Storage & Electric Transmission ITC: Mexico T r an smi s sion Projects FORTIS INC. Investing in Our Networks 7

44 Years of Consecutive Annual Dividend Growth (1) Dividend payout ratio adjusted for non - operating items. 2 0 12 2 0 13 2 0 14 2 0 1 5 2 0 1 9 F 2 0 2 0 F 2 0 2 1 F 2 0 2 2 F 2016 2017 2018F Divide n d p a y ou t r a ti o (1) 70% 73% 66% 66% 73 % Average annual dividend growth through 2022 targeted at ~6% 64 % FORTIS INC. Investing in Our Networks 8

FORTIS INC. Investing in Our Networks Karl Smith Executive Vice President, Chief Financial Officer

Fortis Delivers Q1 2018 Results Aligned With Expectations 2 9 0 2 0 18 0 . 5 0 0. 5 5 0 . 6 0 0 . 6 5 0 . 7 0 2 0 17 2 0 18 Adjusted Earnings 300 $293 Adjusted EPS 0.75 $0.71 $0.69 ($ millions) ( $) 280 270 260 250 2017 Q1 Q1 $287 FORTIS INC. Investing in Our Networks 10

EPS Drivers – Q1 (1) Includes variance related to unrealized losses associated with the mark - to - market of natural gas hedges at Aitken Creek in Q1 2018 compared to unrealized gains in Q1 2017. (2) Reflects lower earnings at Newfoundland Power of $4.5 million primarily driven by timing of energy costs and lower earnings at FortisTCI due to US$1.5 million of lost revenue associated with Hurricane Irma. (3) Due to lower average U.S. dollar to Canadian dollar foreign exchange rate of $1.26 in Q1 2018 versus $1.32 in Q1 2017. (4) Reflects increase in the number of common shares issued and outstanding through normal course of business and the impact of issuing 12.2 million shares on March 1, 2017 to an institutional investor. 0.71 FORTIS INC. Investing in Our Networks 11 0.04 0 . 0 1 (0.01) (0.01) (0.02) (0.03) 0.69 0 . 62 0 . 60 0 . 64 0 . 66 0 . 72 0 . 70 0 . 68 0 . 74 0 . 76 0 . 80 0 . 78 Q1 2017 Adjusted UNS Energy Corporate and Energy (1) (2) (3) Other Regulated Foreign Weighted (4) Q1 2018 Adjusted Actual EPS Other I n f ra s tr u ct u r e Utilities Exchange Average Shares Actual EPS ( $)

TEP – Application approved by ACC to return savings through customer bill credits and a regulatory liability account ITC – 2018 MISO rates reposted to reflect lower income tax expense CH – Revised rates effective July 1, 2018 to reflect lower tax expense as part of rate settlement agreement U.S. Tax Reform Updates Benefits Customers Immediately and Shareholders Over the Long Term U.S. Treasury confirmed application of interest deductibility on a consolidated basis for 30% EBITDA cap EEI leading efforts to clarify utility exemption with U.S. Treasury Held meetings with rating agencies Moody’s recent credit opinion had no change in credit ratings or outlook S&P affirmed credit ratings and revised outlook to negative from stable due to modest temporary weakening of financial measures following U.S. Tax Reform Customer Rate Decrease Interest Expense Deductibility Clarity Credit Rating Agency Updates FORTIS INC. Investing in Our Networks 12

Investment - Grade Credit Ratings and Ample Liquidity Consolidated Credit Facilities (1) In March 2018, S&P affirmed the Corporation’s credit ratings. The outlook was revised to negative from stable, due to modest temporary weakening of financial measures as a result of U.S. Tax Reform, which reduces cash flow at the Corporation’s U.S. utilities. (2) In April 2018, Moody’s issued a credit opinion with no change to the Corporation’s credit ratings or outlook. 3.9 3.9 1.1 1.1 0.0 6.0 5.0 4.0 3.0 2.0 1.0 Mar 31/18 Utilized Dec 31/17 Remaining Capacity ($ billions) Credit Ratings (1) A - / BBB+ BBB (high) (2) Baa3 FORTIS INC. Investing in Our Networks 13

Regulatory Stability Recent regulatory outcomes Remaining significant regulatory proceedings Regulated Utility Application/Proceeding Outcome Agreement/ Decision Timing TEP 2017 General Rate Application • Decision issued approving settlement agreement on revenue requirement • 9.75% ROE and common equity thickness of 50% • February 2017 Regulated Utility Application/Proceeding Filing Date Expected Decision ITC MISO Base ROE Complaints • Not applicable • To be determined Central Hudson General Rate Application – Joint Proposal • July 2017 • 3 - year settlement agreement filed with Commission in April 2018 for July 2018 - June 2021 • Expected decision in June 2018 FORTIS INC. Investing in Our Networks 14

Investing in Our Networks

Our Strategy - Simple, Effective, Proven Strategic Initiatives Execute Utility CAPEX Plan Deliver Clea n er Energy Enhance Customer & Regulatory R ela t io n sh i ps Unlock LNG Value ITC Transmission Growth Pursue Energy Infrastructure in and Near Existing Service Territories FORTIS INC. Investing in Our Networks 16 6% AVERAGE ANNUAL DIVIDEND GROWTH TARGET THROUGH 2022 INV E S TM EN T - GRADE CREDIT RATINGS Strategy Leverage the operating model, footprint of our utilities, operating expertise, reputation and financial strength to develop growth opportunities

Expected Upcoming Events Expected Upcoming Earnings Release Dates Q2 – 2018 July 31, 2018 Q3 – 2018 November 2, 2018 Q4 – 2018 February 14, 2019 Save the Date – 2018 Investor Days Toronto October 15, 2018 New York October 16, 2018 Annual General Meeting FORTIS INC. Investing in Our Networks 17 May 3, 2018 10:30 a.m. (Newfoundland), 9:00 a.m. (Eastern) A live video webcast of the meeting will be available on the Corporation’s website www.fortisinc.com

2 018 FIRST QUARTER EARNINGS CONFERENCE CALL May 1, 2018 Investing in Our Networks

Q1 2018 Results by Segment FORTIS INC. Investing in Our Networks 19 First Quarter Variance Analysis by Segment ($ in millions, excluding EPS) Q1 2018 Adjustment Q1 2018 (Adjusted) Q1 2017 Adjustment Q1 2017 (Adjusted) Q1 (Adjusted) Variance Regulated – Independent Electric Transmission ITC 86 - 86 91 - 91 (5) Regulated – US Electric & Gas UNS Energy 50 - 50 41 (7) 34 16 Central Hudson 21 - 21 23 - 23 (2) 71 - 71 64 (7) 57 14 Regulated Canadian & Caribbean Electric & Gas FortisBC Energy 98 - 98 97 - 97 1 FortisAlberta 27 - 27 25 - 25 2 FortisBC Electric 16 - 16 15 - 15 1 Other Electric (1) 18 - 18 26 - 26 (8) 316 - 316 318 (7) 311 5 Other Energy Infrastructure 18 - 18 23 - 23 (5) Corporate and Other (11) (30) (41) (47) - (47) 6 Net Earnings $323 $(30) $293 $294 $(7) $287 $6 Weighted Average Shares 422.0 422.0 406.2 406.2 15.8 EPS $0.77 $0.69 $0.72 $0.71 $(0.02) (1) Comprised of Eastern Canadian and Caribbean electric utilities.

2018 - 2022 Capital Forecast by Segment 2018 Capital Forecast (1) ($ millions) Regulated – Independent Electric Transmission ITC 863 Regulated – U.S. Electric & Gas UNS Energy 686 Central Hudson 275 Regulated Canadian & Caribbean Electric & Gas FortisBC Energy 462 F o rtisAl b er t a 407 FortisBC Electric 104 Other Electric (3) 307 Other Energy Infrastructure 49 Total Capital Expenditures $3,153 ($ billions) (1) 2018F 2019F 2020F 2021F 2022F Regulated – Independent Electric Transmission 0.9 0.7 0.7 0.7 0.7 Regulated – U.S. Electric & Gas 1.0 1.0 0.8 0.8 0.7 Regulated Canadian & Caribbean Electric & Gas (4) 1.3 1.3 1.4 1.5 1.6 Other Energy Infrastructure - - - - - Total Capital Expenditures $3.2 $3.0 $2.9 $3.0 $3.0 (1) US dollar - denominated rate base for 2018 to 2022 is based on the forecast average USD/CAD foreign exchange rate of $1.28. (2) Includes 100% of the Waneta Hydroelectric Expansion of which Fortis has a 51% controlling ownership interest. (3) Comprised of Eastern Canadian and Caribbean electric utilities. (4) Includes 100% of the Waneta Hydroelectric Expansion of which Fortis has a 51% controlling ownership interest and includes 2018F Rate Base (1) ~$26.8 Billion Regulated U.S. (Electric & Gas) 24% Fortis’ effective 49% share of the estimated capital spending for the Wataynikaneyap Power Project. FORTIS INC. Investing in Our Networks 20 Regulated - Independent T r a n s m i ss i o n (ITC) 29% Regulated - Canadian & Caribbean (Electric & Gas) (2) 47%

Highly Executable Capital Plan

Progress Made on Capital Projects During The First Quarter







Significant Projects[1] ($ millions)[2]

	Forecast 2018	Forecast 2019-2022	Forecast Total 2018-2022
ITC Multi-Value Regional Transmission Projects[3]	169	194	363
ITC 34.5 kV to 69 kV Conversion Project	111	369	480
UNS Flexible Generation – Reciprocating Engines	150	45	195
UNS Gila River Generating Station Unit 2	-	211	211
FortisBC Lower Mainland System Upgrade	177	317	494
FortisBC Eagle Mountain Woodfibre Gas Pipeline Project[4]	-	350	350
FortisBC Pipeline Integrity Management Program	-	312	312
Wataynikaneyap Transmission Power Project[5]	-	631	631

(1) Major capital projects are identified as those with a total project cost of $150 million or greater and exclude ongoing capital maintenance projects. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.
(2) US dollar-denominated capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28.
(3) Capital forecast consists of three regional electric transmission projects that have been identified by MISO to address system capacity needs and reliability in several states.
(4) Capital forecast is net of customer contributions.
(5) Capital spending represents Fortis' effective 49% share of the estimated capital spending for the Wataynikaneyap Power Project. Under the funding framework, Fortis will be funding its equity component only.

FORTIS INC. Investing in Our Networks
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